

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 20, 2010

Daulat Nijjar
President
Coastline Corporate Services, Inc.
701 N. Green Valley Parkway, Suite 200
Henderson, NV 89074

    **Re: Coastline Corporate Services, Inc.
            Preliminary Revised Information Statement on Schedule 14C
            Filed September 13, 2010
            File No. 000-53630**

Dear Mr. Nijjar:

    We have reviewed your filing and response letter filed September 13, 2010 and
have the following comments. References to prior comments refer to those provided in
our letter dated August 31, 2010.

Principal Features of the Reincorporation, page 5

1.   We refer to prior comment 4 and note that you continue to state in your filing that
      the rights of your shareholders "will not be materially affected by the
      Reincorporation Merger." Please provide further support for this assertion, given
      the disclosure elsewhere in your document of a number of material differences
      between Florida and Nevada corporate laws and between the Articles of
      Incorporation and Bylaws of the Florida and Nevada corporations. In this regard,
      as one example of a significant change in shareholder rights that you indicate will
      result from the reincorporation merger, we note your disclosure on page 17 that
      unlike Florida law, Nevada law does not provide for dissenters' right in the case
      of a sale of assets. Please advise or revise your filing to describe more accurately
      the impact of the reincorporation on shareholder rights.

Significant Changes in the Company's Charter and By-laws to be Implemented by the
Reincorporation, page 10

2.   In your response to prior comment 5 you state "Amendment No. 1 amends the
      Information Statement to state that the Company will not be adopting additional
      discretionary provisions in the organizational documents of Dakota Gold that
      differs from those in Coastline's organizational documents other than those stated

in the Information Statement;" however, we are unable to locate disclosure to this effect in your revised information statement. Please revise your filing to state, if true, that you are not adopting any other discretionary provisions in the organizational documents of the Nevada corporation that differ from those under your current charter and bylaws except as otherwise identified. Further, as previously requested, identify in this section the specific changes in the organizational documents of the Nevada corporation that were made at the discretion of the company as opposed to changes made to reflect the statutory requirements of Nevada law.

Comparative Rights of Stockholders Under Florida and Delaware Law, page 13

3.   We refer to prior comment 7. Your disclosure states that "[d]espite the differences between the Articles of Incorporation of Coastline and the Articles of Incorporation of Dakota Gold, the voting rights, votes required for the election of directors and other matters, removal of directors, indemnification provisions, procedures for amending the Articles of Incorporation, procedures for the removal of directors, dividend and liquidation rights, examination of books and records and procedures for setting a record date will not change in any material way." In this regard we note that the Bylaws of Dakota Gold appended to your information statement provide that holders of a majority of shares of the corporation may remove directors, with or without cause, but disclosure elsewhere in your information statement states that Nevada law provides that directors cannot be removed absent the approval of two-thirds of your shareholders. Please advise whether the Nevada Revised Statutes or your Bylaws will govern the removal of directors. In the event Nevada law will govern, revise your statement that the removal of directors will not change in a material way.

4.   We refer to prior comment 8 and reissue that comment. Please revise the statement that "there are some material differences between the Florida Business Corporation Act (the 'FBCA') and the NRS which are summarized in the chart below" to indicate, if true, that you have disclosed all material differences between the two bodies of law that materially impact shareholder rights, as your response to prior comment 8 suggests. This comment also applies to your statement on page 10 that "[t]he following chart summarizes some of the material differences between the Articles of Incorporation and Bylaws of the Florida and

Nevada corporations." In other words, you should revise this section also to indicate, if true, that you have disclosed all material differences between the Articles of Incorporation and Bylaws of the Florida and Nevada corporations that materially impact shareholder rights.

If you have questions or comments, please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477. If you require further assistance, you may contact me at (202) 551-3483.

Sincerely,

Katherine Wray
Staff Attorney